Jonathan R. Zimmerman
JZimmerman@faegre.com
(612) 766-8419
March 5, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561
Attention: H. Christopher Owings, Assistant Director
Re:	SPS Commerce, Inc. — Registration Statement on Form S-1 (File No. 333-163476) (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of SPS Commerce, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of H. Christopher Owings, Assistant Director, dated March 3, 2010 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 3 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from Amendment No. 2 to the Registration Statement.
     The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. The page number references correspond to the page numbers in the Amendment.
Prospectus Summary, page 1
1.	We note your response to comment 2 in our letter dated February 2, 2010. We also note that you continue to have repetitive information, such an overview that is then expanded within the summary. You also provide revenue information that is again repeated further in this section. Please revise.

Company Response:

In response to the Staff’s comment, the Company further revised the prospectus summary.
Risk Factors, page 9
“We have incurred operation losses in the past ...”, page 11
2.	Please reconcile the amount you are presenting here for your accumulated deficit as of December 31, 2009 to the amount seen in your audited financial statements.

March 5, 2010

Company Response:

The Company revised the amount presented on page 10 to conform to the corresponding amount shown in the audited financial statements.
“Our ability to use U.S. net operating loss carryforwards ...”, page 14
3.	It appears that the first sentence under this risk factor should be revised to refer to December 31, 2009. Please revise or advise.

Company Response:

The Company revised the first sentence of this risk factor to refer to December 31, 2009.
Capitalization, page 22
4.	Please reconcile the number of common stock shares issued and outstanding as of December 31, 2009 with the number shown in your audited financial statements.

Company Response:

The Company revised the number of common stock shares issued and outstanding presented on page 21 to conform to the corresponding amount shown in the audited financial statements.

5.	We note you have included equity account balances under the Pro Forma column. We have reviewed your response to prior comment 6 in our letter dated February 2, 2010; however, it remains unclear to us how you calculated the balances for pro forma common stock par value and pro forma additional paid-in capital. Specifically, your disclosure in Note F to your financial statements indicates that each share of Series A, B and C redeemable convertible preferred stock is convertible into common stock at a conversion price of $2.31, $0.98 and $1.60, respectively. It is unclear from your response how you considered the conversion rates disclosed in your financial statements when calculating these pro forma amounts. Please explain this to us in more detail.

Company Response:

In response to the Staff’s comment, the Amendment deletes the sentence in Note F that previously read “Each share of Series A, B and C redeemable convertible preferred stock, at the option of the holder, is convertible at a conversion price of $2.31, $0.98 and $1.60 per share, respectively.” In its place, the Company added the following language on page F-19:

“Each share of Series A, B, and C redeemable convertible preferred stock, at the option of the holder, is convertible into common shares at a conversion ratio that was 1 to 1 at December 31, 2009. The conversion ratio is equal to the conversion value divided by the conversion price. The conversion value and conversion price were initially set in the Company’s Fifth Amended and Restated Certificate of Incorporation at $2.31, $0.98 and $1.60 for the Series A, B and C redeemable convertible preferred stock, respectively. The conversion price is subject to adjustment for certain dilutive issuances. The Company has not issued any dilutive instruments which would adjust the conversion price. Therefore, at December 31, 2009, the conversion value and the conversion price have not changed since they were initially set.”

In addition, the closing of the proposed public offering will result in the automatic conversion of the Series A, B and C redeemable convertible preferred stock to common stock at the then effective conversion ratio.
Selected Financial Data, page 26
Operating Data, page 27
6.	Please tell us why the number of historical recurring revenue customers, presented here and throughout your document, changed from your last amendment.

Company Response:

The Company respectfully advises the Staff that the Company refined its method of counting recurring revenue customers after filing Amendment No. 1 to the Registration Statement. Historically, the Company counted each business unit within an organization as a separate recurring revenue customer since these business units requested separate invoices and typically the sales were made through different points of contact within the larger organization. The Company’s refined method counts all of these business units that share a common address as one customer.

March 5, 2010

The application of this refined method to past dates slightly reduced the historical numbers of recurring revenue customers.
Financial Statements, page F-l
Balance Sheets, page F-3
7.	We note your presentation of pro forma equity account balances on the face of your balance sheet and related pro forma earnings per share amounts on the face of your statements of operations. Based on the information presented, it appears that the conversion of your redeemable convertible preferred stock into common stock upon consummation of your offering will result in a material increase in your permanent equity. While we would not object to your presentation of this change in capitalization within separate pro forma financial statements, we believe it is appropriate to present such pro forma information on the face of your historical financial statements only if it results in a material reduction of your permanent equity. Please revise your presentation of pro forma equity and earnings per share accordingly.

Company Response:

In response to the Staff’s comment, the Company removed the pro forma equity account balances on the face of the balance sheet on page F-3 and the pro forma earnings per share amounts on the face of the statement of operations on page F-4. The Company also removed the corresponding footnote on page F-7 of Amendment No. 2 to the Registration Statement.
Notes to Financial Statements, page F-7
Note C — Income Taxes, page F-15
8.	It appears that the first sentence in the last paragraph on this page should refer to December 31, 2009 instead of December 31, 2008. Please revise.

The Company revised the first sentence in this paragraph to refer to December 31, 2009.
     Please do not hesitate to call me at 612-766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,
/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures
cc:	Scott M. Anderegg, Staff Attorney, Securities and Exchange Commission (w/out encl.)
Archie C. Black, Chief Executive Officer, SPS Commerce, Inc. (w/out encl.)
Kimberley K. Nelson, Chief Financial Officer, SPS Commerce, Inc. (w/out encl.)
Kenneth J. Gordon, Partner, Goodwin Procter LLP (w/out encl.)